UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. ITEM 1 OF THE AMENDED SCHEDULE 13D (AS DEFINED BELOW) IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 1.	Security and Issuer.

  This statement amends the Schedule 13D, dated November 7, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009, Amendment No. 3, dated May 15, 2009 and Amendment No. 4, dated June 29, 2009, filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”) and Shamrock Partners Activist Value Fund, L.L.C. (“Shamrock Partners”), a Delaware limited liability company, and as further amended by Amendment No. 5, dated July 2, 2009, Amendment No. 6, dated July 13, 2009, Amendment No. 7, dated July 21, 2009, and Amendment No. 8, dated August 4, 2009 filed by SAVF, Shamrock Activist Value Fund IV, L.P., a Delaware limited partnership (“SAVF IV,” and, together with SAVF, the “Shamrock Activist Value Fund”), Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners, with respect to the Common Stock, $1.00 par value per share (“Common Shares”), of Texas Industries, Inc., a Delaware corporation (the “Company”). SAVF, SAVF IV, Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners are collectively referred to herein as the “Reporting Persons.” Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8 are collectively referred to herein as the “Amended Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Amended Schedule 13D.

2. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 4.	Purpose of Transaction.

  On October 22, 2009, the Shamrock Activist Value Fund, L.P. issued the following press release:

FOR IMMEDIATE RELEASE

Shamrock Activist Value Fund, L.P.

4444 W. Lakeside Drive, Burbank, CA 91505

Contact:	Clifford A. Miller (cmiller@shamrock.com)
(818) 973-4297
-or-
Sitrick And Company
Michael Sitrick (mike_sitrick@sitrick.com)
Aaron Curtiss (aaron_curtiss@sitrick.com)
(310) 788-2850

All Shamrock Activist Value Fund, L.P. Nominees Decisively

Elected to Texas Industries Board of Directors

All Three Shamrock Corporate Governance

Shareholder Proposals Also Pass By Wide Margins

DALLAS (Oct. 22, 2009) – Texas Industries, Inc. (NYSE:TXI) shareholders today made it clear that they desired change at Texas Industries by electing all three Shamrock Activist Value Fund, L.P. nominees to the company’s board of directors and approving all three of the Shamrock Activist Value Fund, L.P.’s corporate governance shareholder proposals.

Shamrock Activist Value Fund, L.P. said that based on its preliminary calculations, Shamrock Activist Value Fund, L.P. nominees Marjorie L. Bowen, Dennis A. Johnson and Gary L. Pechota each were elected to Texas Industries’ nine-member board by a 4-to-1 margin.

“Our assessment also shows that shareholders overwhelmingly approved Shamrock Activist Value Fund, L.P.’s three corporate governance proposals, which called on the Texas Industries board of directors to promptly declassify the board and hold annual elections for all directors, to implement majority voting in uncontested director elections and to submit the company’s ‘poison pill’ to a shareholder vote,” said Mr. Johnson, managing director of Shamrock Capital Advisors, the investment advisor to the Shamrock Activist Value Fund.

“We believe that this resounding endorsement by our fellow shareholders provides a mandate to immediately seek to restore accountability and to change the status quo at Texas Industries. All of us are committed to working cordially and collaboratively with management and with our fellow directors to implement the corporate governance changes approved by the shareholders today, as well as other appropriate corporate governance improvements. We look forward to the opportunity to build value for the benefit of all Texas Industries shareholders,” he said.

Shamrock Activist Value Fund is one of five separate investment funds managed by Shamrock Capital Advisors, Inc., a subsidiary of Shamrock Holdings, Inc., the investment vehicle of the Roy E. Disney family. Together with its parallel investment vehicle, the Shamrock Activist Value Fund, L.P. owns 10.2% of Texas Industries shares.

###

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to be Filed as Exhibits.

Document

--	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 7 to Amendment No. 5 to the Schedule 13D relating to the Common Shares of the Company filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

--	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:      October 26, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	CFA, Vice President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	CFA, Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	CFA, Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	CFA, Vice President